IMPERIAL METALS CORPORATION

04012192

#82-34714

December 23, 2003

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

04 JAN -2 AM 7:21

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news releases and a Material Change Report dated December 22, 2003.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Encl.

dlw 1/22

04 JAN -2 AM 7:21

NEWS RELEASE

Imperial Reports Drill Results from the Springer Zone at Mount Polley

Vancouver (December 22, 2003) - Imperial Metals Corporation (III:TSX) reports that recent Springer Zone drilling has confirmed the presence of a significant body of copper-gold mineralization beneath the design limits of the unmined Springer Pit. Four holes have been drilled to test the continuity of mineralization at depth. Assays have been received for the first three holes. The following intervals include previously reported results from hole SD-03-01. Drill sections are available on the Company's website: *www.imperialmetals.com.*

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t
SD-03-01	3.7	-	470.0	466.3	0.49	0.36
SD-03-02	160.0	-	647.5	487.5	0.31	0.26
SD-03-03	150.2	-	665.0	514.8	0.25	0.36

Assays from the fourth hole are expected shortly. Additional drilling at Springer will resume after completion of an eight hole program to confirm the grade of copper-gold mineralization beneath the partially mined Bell Pit.

Northeast Zone
Drilling and trenching in the Northeast Zone area resumed in December following completion of a $10 million bought deal financing. A minimum of sixty holes are planned in this second round of drilling to expand and further define the high grade copper-gold-silver Northeast Zone discovery made earlier this year. Five holes have been drilled. Assays are pending. Meanwhile, trenching has uncovered copper-gold mineralization in several locations to the southeast and laterally to the southwest of the Northeast Zone. A second drill will commence operations on the Northeast Zone in the New Year.

Claim Survey
A recently completed legal survey of the PM8 claim, which includes the Northeast Zone, has extended the PM8 claim to the north and northwest. The survey was filed with the Surveyor General of British Columbia on December 10, 2003. Subject to approval of the survey by the Surveyor General, the additional ground totaling approximately 24 hectares would incorporate a portion of a known mineral resource lying adjacent to the northwest boundary of the PM8 claim, as previously defined.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

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For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com


SD-03-01
SD-03-02
3.7 - 470.0 m
0.49% Cu, 0.36 g/t Au
466.3 m
160.0 - 647.5 m
0.31% Cu, 0.26 g/t Au
487.5 m
202.5 - 470.0 m
0.61% Cu, 0.49 g/t Au
267.5 m
Legend
Topographic Surface
Current Pit Design
Previous Drillhole
2003 Drillhole with interval
IMPERIAL METALS CORPORATION
MOUNT POLLEY PROPERTY
SPRINGER ZONE
DRILL SECTION - 3250N
Looking North
December 22, 2003
Scale
0 50 100
Metres



Area of 2003
Northeast Zone
Drilling
5922500E
5923000E
5923500E
5825500N
5825000N
5824500N
5824000N
Polly
Lake
N
LEGEND
Trench: Above historical mining cutoff
Pit: Above historical mining cutoff
Designed
Bell
Pit
Polly
Mountain
METRES
0 100 200 300 400 500
IMPERIAL METALS CORPORATION
MOUNT POLLEY PROPERTY
NORTHEAST ZONE
2003 TRENCHING
December 22, 2003


Legend
Topographic Surface
Current Pit Design
Previous Drillhole
2003 Drillhole with interval
SD-03-03
150.2 - 665.0 m
0.25% Cu, 0.36 g/t Au
514.8 m
Scale
0 50 100
Metres
IMPERIAL METALS CORPORATION
MOUNT POLLEY PROPERTY
SPRINGER ZONE
DRILL SECTION - 3350N
Looking North
December 22, 2003

#82-34714

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. **Reporting Issuer**

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. **Date of Material Change**

December 22, 2003

3. **Press Release**

December 22, 2003 – Vancouver, British Columbia

4. **Summary of Material Change**

Imperial Metals Corporation reported that recent Springer Zone drilling has confirmed the presence of a significant body of copper-gold mineralization beneath the design limits of the unmined Springer Pit.

5. **Full Description of Material Change**

Imperial Metals Corporation reported that recent Springer Zone drilling has confirmed the presence of a significant body of copper-gold mineralization beneath the design limits of the unmined Springer Pit. Four holes have been drilled to test the continuity of mineralization at depth. Assays have been received for the first three holes. The following intervals include previously reported results from hole SD-03-01. Drill sections are available on the Company's website: *www.imperialmetals.com*.

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t
SD-03-01	3.7	-	470.0	466.3	0.49	0.36
SD-03-02	160.0	-	647.5	487.5	0.31	0.26
SD-03-03	150.2	-	665.0	514.8	0.25	0.36

Assays from the fourth hole are expected shortly. Additional drilling at Springer will resume after completion of an eight hole program to confirm the grade of copper-gold mineralization beneath the partially mined Bell Pit.

Northeast Zone

Drilling and trenching in the Northeast Zone area resumed in December following completion of a $10 million bought deal financing. A minimum of sixty holes are planned in this second round of drilling to expand and further define the high grade copper-gold-silver Northeast Zone discovery made earlier this year. Five holes have been drilled. Assays are pending. Meanwhile, trenching has uncovered copper-gold mineralization in several locations to the southeast and laterally to the

southwest of the Northeast Zone. A second drill will commence operations on the Northeast Zone in the New Year.

Claim Survey

A recently completed legal survey of the PM8 claim, which includes the Northeast Zone, has extended the PM8 claim to the north and northwest. The survey was filed with the Surveyor General of British Columbia on December 10, 2003. Subject to approval of the survey by the Surveyor General, the additional ground totaling approximately 24 hectares would incorporate a portion of a known mineral resource lying adjacent to the northwest boundary of the PM8 claim, as previously defined.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 22nd day of December, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Drill Results from the Springer Zone at Mount Polley

Vancouver (December 22, 2003) - Imperial Metals Corporation (III:TSX) reports that recent Springer Zone drilling has confirmed the presence of a significant body of copper-gold mineralization beneath the design limits of the unmined Springer Pit. Four holes have been drilled to test the continuity of mineralization at depth. Assays have been received for the first three holes. The following intervals include previously reported results from hole SD-03-01. Drill sections are available on the Company's website: *www.imperialmetals.com*.

Drill Hole #	Metre Interval	Interval Length	Copper %	Gold g/t
SD-03-01	3.7 - 470.0	466.3	0.49	0.36
SD-03-02	160.0 - 647.5	487.5	0.31	0.26
SD-03-03	150.2 - 665.0	514.8	0.25	0.36

Assays from the fourth hole are expected shortly. Additional drilling at Springer will resume after completion of an eight hole program to confirm the grade of copper-gold mineralization beneath the partially mined Bell Pit.

Northeast Zone
Drilling and trenching in the Northeast Zone area resumed in December following completion of a $10 million bought deal financing. A minimum of sixty holes are planned in this second round of drilling to expand and further define the high grade copper-gold-silver Northeast Zone discovery made earlier this year. Five holes have been drilled. Assays are pending. Meanwhile, trenching has uncovered copper-gold mineralization in several locations to the southeast and laterally to the southwest of the Northeast Zone. A second drill will commence operations on the Northeast Zone in the New Year.

Claim Survey
A recently completed legal survey of the PM8 claim, which includes the Northeast Zone, has extended the PM8 claim to the north and northwest. The survey was filed with the Surveyor General of British Columbia on December 10, 2003. Subject to approval of the survey by the Surveyor General, the additional ground totaling approximately 24 hectares would incorporate a portion of a known mineral resource lying adjacent to the northwest boundary of the PM8 claim, as previously defined.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

IMPERIAL METALS CORPORA

NEWS RELEASE

Imperial Reports Orphan Boy Investment

Vancouver (December 23, 2003) - Imperial Metals Corporation (III:TSX) announces that it has acquired, by way of private placement (the "Transaction"), beneficial ownership of and control over, 800,000 units of Orphan Boy Resources Inc. ("Orphan Boy"). Each unit is comprised of one common share of Orphan Boy and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles Imperial to purchase one additional common share of Orphan Boy at an exercise price of $0.75 per share on or before July 4, 2004. Orphan Boy is a reporting company whose shares are posted and listed for trading on the TSX Venture Stock Exchange under the trading symbol "ORS".

As a result of this Transaction, Imperial acquired beneficial ownership of and control over, 800,000 common shares of Orphan Boy, representing 16.5% of the issued and outstanding common shares of Orphan Boy as at the completion of the Transaction, plus 800,000 Warrants entitling Imperial to purchase an additional 800,000 common shares of Orphan Boy on or before July 4, 2004 at a price of $0.75 per share.

If Imperial exercises the Warrants in full, then Imperial would beneficially own 1,600,000 common shares, representing 28.3% of the issued and outstanding shares of Orphan Boy as at the completion of the Transaction.

The securities were purchased by Imperial for investment purposes in relation to the acquisition by Orphan Boy of all the issued and outstanding shares of Bethlehem Resources (1996) Corporation, previously a wholly owned subsidiary of Imperial. For a copy of the full report filed in respect of this matter, please contact Andre Deepwell at 604.488.2666.

-30-

For further information contact:
Andre Deepwell, Vice President, Finance – 604.488.2666 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com